FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

17 April 2009

ABBEY AND ALLIANCE & LEICESTER MANAGEMENT CHANGES

Abbey National plc (“Abbey”) and Alliance & Leicester plc (“A&L”) have announced that David Bennett, Executive Director, will be leaving the Company.

David currently has Executive responsibility for the Intermediaries business and fulfilled the role of Integration Advisor following Santander’s acquisition of A&L in October 2008. He will remain with the business until 31 July 2009 in order to ensure a smooth handover of responsibility for Intermediaries which will be assumed by another member of Abbey’s Executive Management Team.

António Horta-Osório, Chief Executive, said: “I would like to thank David for his help in the significant progress we’ve made in integrating A&L into the Santander Group. We wish him well for the future.”

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232
Andy Smith, Head of Media Relations:	Tel: 0207 756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 17 April 2009	By / s / Scott Linsley (Authorised Signatory)